Exhibit (g)(2)

FREQUENTLY ASKED QUESTIONS (FAQ)	SPECIAL INSTRUCTIONS TO CALL-CENTRE REPRESENTATIVES:
Client: LAUREL HILL ADVISORY GROUP, LLC
Campaign: Inbound — Gold Reserve — Hostile Offer	DO NOT DEVIATE FROM THE SCRIPT OR
Toll-Free Number: 1-888-295-4655	OFFER ANY PERSONAL COMMENT.
Edited by:
Approved by: Date Approved:	This script must be strictly adhered to. You
must NOT PROVIDE YOUR OWN OPINION
and all answers must be based on publicly
available information. Do not give any
advice AS THIS COULD BE IN BREACH OF
THE LAW.
Rusoro Mining Ltd. has made a hostile offer on the issued and outstanding common shares and equity units of Gold Reserve Inc.
We are working for Gold Reserve Inc. Our mandate is to encourage shareholders to reject and to not tender their common shares or equity units into the hostile offer made by Rusoro Mining Ltd.

Expiry: January 21, 2009 at 12:00 am (Toronto Time) —	which means 12 midnight (Toronto time) at the end of the day on January 21, 2009
The Parties Involved

Target — Gold Reserve Inc.:	Gold Reserve Inc. is an emerging mining company with a history in mining dating back to 1956. Its principal mining property is located in Venezuela, with corporate offices being in Spokane, WA.

Offeror — Rusoro Mining Ltd.	Rusoro Mining is a junior gold producer.
FAQ’s (Note — This is from the Directors’ Circular, dated December 30, 2008.)

What is the Gold Reserve Inc. Board of Directors’ Recommendation?	The Board of Directors unanimously recommends that holders REJECT the Rusoro offer and NOT TENDER their Gold Reserve common shares or equity units.

How do I reject the offer?	Holders who decide to reject the offer should do nothing. They should ignore the request by Rusoro Mining Ltd. to tender their common shares and equity units. If they have already tendered their common shares or equity units they may withdraw their common shares or equity units prior to the expiry date (currently January 21, 2009). To withdraw their common shares or equity units, beneficial holders should contact their broker and registered holders should contact the Depositary, Computershare Trust Company:
(Telephone: 1-800-564-6253 North America; and Foreign 1-514-982-7555)

How do I accept the offer?	Refer to the OFFEROR’s circular which was mailed to holders on December 19th; or is available at www.sedar.com

What is the unsolicited Offer?	Rusoro Mining Ltd. is offering 3 Rusoro Shares for each Gold Reserve common share or equity unit tendered to the Offer.

When is Expiry Date & Time?	12:00 AM (Toronto time) at the end of the day on January 21, 2009

Who is the Target’s (Gold Reserve) Transfer Agent:	Computershare Investor Services (Telephone: 1-800-564-6253 North America; and Foreign 1-514-982-7555)

Where does the Gold Reserve Inc. stock trade and under which ticker symbol?	Gold Reserve common shares trade on the TSX & the NYSE Alternext (formerly AMEX) under the symbol GRZ.

What is the target’s (Gold Reserve Inc.) CUSIP:	380 68N 108
Note to Representatives:
This is a hostile offer as Rusoro initiated its offer without the support of Gold Reserve and its management. The Board of Directors believes that there are better means to enhance value for Gold Reserve Shareholders. The Board of Directors appointed a committee of independent directors to consider and evaluate the Rusoro Offer. Based upon the recommendation of that Independent Committee and the Board’s own careful review and consideration of the Rusoro Offer, the Board unanimously recommends that Gold Reserve security holders REJECT the Rusoro Offer and NOT TENDER their Gold Reserve common shares or equity units into the Rusoro Offer.
QUESTIONS AND ANSWERS
NOTE:	THESE ARE THE ANTICIPATED QUESTIONS FROM GOLD RESERVE COMMON SHAREHOLDERS.
Q.	WHAT IS THE BOARD OF DIRECTORS’ RECOMMENDATION?
The Board of Directors appointed a committee of independent directors to consider and evaluate the Rusoro Offer. Based upon the recommendation of the Independent Committee and the Board’s own careful review and consideration of the Rusoro Offer, the Board unanimously recommends that you REJECT the Rusoro Offer and NOT TENDER your Gold Reserve common shares or equity units into the Rusoro Offer.
Q.	WHAT IS THE OFFER/ WHO IS OFFERING TO PURCHASE MY COMMON SHARES?
Rusoro Mining Ltd. is making an unsolicited hostile offer for the common shares and equity units of Gold Reserve and is offering 3 Rusoro Shares for each Gold Reserve common share or equity unit tendered to the Offer.

Q.	WHY ARE THE DIRECTORS RECOMMENDING THAT I REJECT THE OFFER?
On page 4 of the Directors’ Circular, under the heading “Analysis and Reasons for Rejecting the Rusoro Offer”, Gold Reserve’s Board provides a detailed explanation of its analysis and reasons for recommending that you reject the Rusoro Offer.
The following is a summary of the six principal reasons for the unanimous recommendation of the Board of Directors that Gold Reserve shareholders REJECT the Rusoro Offer and NOT TENDER THEIR COMMON SHARES OR EQUITY UNITS.
•	The Rusoro Offer does not adequately compensate Gold Reserve Shareholders for the fair value of the world-class Brisas Project or Gold Reserve’s cash assets — (NB: based on the closing price for the Rusoro shares on the TSXV on December 29, 2008, the last day of trading before the date of Directors’ Circular, the implied offer price of the Rusoro Offer was CAD $1.86 per Gold Reserve share);

•	The Board shares the concern of its financial expert advisor, Rosen & Associates Limited, regarding Rusoro’s financial viability;

•	Rusoro’s claim that Gold Reserve Shareholders would own approximately 30.4% of the Combined Company is misleading;

•	The Board does not believe that Rusoro’s current operations or its operating history will enhance the value of the proposed combined company;

•	Financial and mining experts reports raise material concerns as to Rusoro;

•	Rusoro has accessed Gold Reserve’s Choco 5 property without Gold Reserve’s authorization and has conducted unauthorized exploration sample drilling.
In addition, each of Gold Reserve’s financial advisors, J.P. Morgan and RBC Capital Markets, has provided a written opinion to the Board of Directors dated December 30, 2008 that, on the basis of the assumptions, limitations and qualifications set forth in the opinion delivered by each of them, the consideration to be paid pursuant to the Rusoro Offer is inadequate, from a financial point of view, to Gold Reserve Shareholders.
Q.	WHAT DO THE GOLD RESERVE DIRECTORS AND EXECUTIVE OFFICERS INTEND TO DO WITH THEIR COMMON SHARES AND EQUITY UNITS?
All of the directors and executive officers of Gold Reserve (who collectively own approximately 6.7% of the Gold Reserve Class A Shares outstanding) have confirmed to Gold Reserve their intention to not tender their Gold Reserve common shares and equity units into the Rusoro Offer.
Q.	IS GOLD RESERVE INC. LOOKING INTO ALTERNATIVES TO THE RUSORO OFFER?
Page 14 of the Directors’ Circular, under the heading “Our Plan for Gold Reserve”, outlines the following:
Gold Reserve’s plan has been and continues to be to extract the maximum value possible from Gold Reserve’s assets, including the Brisas Project. The Board believes that Rusoro’s offer, which does not offer adequate consideration, is inconsistent with the Board’s objective of enhancing shareholder value. The Board also believes that by continuing to execute its long-term strategy Gold Reserve can better realize significantly more value for its shareholders.

The Board plans to continue working with the Venezuelan government to finalize the necessary pre-production permits for the Brisas Project. If Gold Reserve is unable to obtain the necessary permits from the Venezuelan government, the Board believes that Gold Reserve has alternative courses of action available to it in Venezuela at this time that it may pursue for its shareholders.
Q.	HOW LONG DO I HAVE TO DECIDE WHETHER OR NOT TO TENDER TO THE OFFER?
Gold Reserve holders have until the expiry time on January 21, 2009 to decide whether or not to tender their common shares or equity units into the offer.
Q.	HOW DO I ACCEPT THE OFFER?
REMINDER: “TENDERING TO THE OFFER” AND “ACCEPTING THE OFFER” ARE SYNONYMOUS IN THIS SITUATION.
If holders would like to accept the offer, then they are to consult the Offeror’s Circular (mailed on December 19th, or available at www.sedar.com) for further instruction.
Q.	WHAT IS THE SHAREHOLDER RIGHTS PLAN?
Page 21 of the Directors’ Circular, under the heading “Shareholder Rights Plan Agreement of Gold Reserve”, provides detailed information regarding the Shareholder Rights Plan.
The primary objective of a Shareholder Rights Plan is to provide the Board of Directors with sufficient time to consider and, if appropriate, to explore and develop alternatives for enhancing shareholder value if a take-over bid is made for Gold Reserve, and to provide every Gold Reserve Shareholder with an equal opportunity to participate in such a bid.
The Shareholder Rights Plan encourages a potential acquirer to proceed either by way of a “Permitted Bid”, which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors.
The Rusoro Offer is not a “Permitted Bid” and the Board of Directors has not and intends not to waive or invalidate the Shareholder Rights Plan.
Q.	WHAT ARE THE PERMITTED BID REQUIREMENTS?
Page 22 of the Directors’ Circular, under the heading “Permitted Bid Requirements”, provides detailed information regarding a permitted bid.
The following is a summary of the primary Permitted Bid requirements:
(i)	the offeror must issue a take-over bid circular (note to reps: Rusoro filed a take over bid circular on December 15, 2008);

(ii)	the take-over bid must be made to ALL holders of common shares other than the offeror (note to reps: the Rusoro offer has been made to all shareholders);

(iii)	the take-over bid must be open to shareholders for a period of not less than 60 days and the offeror may only take-up and pay for the shares if over 50% of the shares have been tendered to the offer. The take-over offer must also provide that any shares deposited pursuant to the offer may be withdrawn until taken up and paid for; (note to reps: the Rusoro Offer is only open to shareholders for 36 days so it is not considered a “Permitted Bid”);

(iv)	the take-over bid cannot be made if, at the commencement of the take-over bid the offeror, or any of its affiliates, associates, advisors or certain other persons, possess confidential information, unless the offeror and any such affiliates, associates, advisors or such other persons, have entered into a confidentiality agreement containing a standstill provision with Gold Reserve within three months prior to the commencement of the take-over bid.
There are additional requirements that must be met in order for a take-over offer to be a “Permitted Bid” and those requirements are summarized on page 22 of the Directors’ Circular.